SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 - FINAL)

BRITTON & KOONTZ CAPITAL CORPORATION
(Name of Issuer)

Common Stock, par value $2.50 per share
(Title of Class of Securities)

111091104
(CUSIP Number)

Bazile R. Lanneau, Jr.
423 Main St., Suite 8
Natchez, MS  39120
(601)445-4143

With a copy to:

J. Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee
(615)256-0500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111091104	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 63,718 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 63,718 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,718**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.008%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON Jeri Jean M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 68 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 68 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.003%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 34,669 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 34,669 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,669**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.637%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON Anna Rose M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 76,179 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 76,179 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,179**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.597%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON Keith P. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,020 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 15,020 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,020**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.709%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON Peggy M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 31,852 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 31,852 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,852**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.504%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON Albert W. Metcalfe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 62,084 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 62,084 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,084**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.931%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON Gay C. Metcalfe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,316 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 12,316 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,316**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.582%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON Deborah M. Aiken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 11,014 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 11,014 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,014**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.520%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON Albert W. Metcalfe, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,354 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 10,354 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,354**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.489%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 12 of 22 Pages

1	NAME OF REPORTING PERSON Susan M. Ray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 11,760 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 11,760 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,760**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.555%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 13 of 22 Pages

1	NAME OF REPORTING PERSON Margaret M. Tuckley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,776 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 12,776 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,776**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.603%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 14 of 22 Pages

1	NAME OF REPORTING PERSON John C. Metcalfe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,136 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 10,136 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,136**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.479%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 15 of 22 Pages

1	NAME OF REPORTING PERSON Martin M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,380 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 12,380 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,380**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.585%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 16 of 22 Pages

1	NAME OF REPORTING PERSON Sarah J. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,248 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,248 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.106%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 17 of 22 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,248 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,248 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.106%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 18 of 22 Pages

1	NAME OF REPORTING PERSON Jerold D. Krouse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 31,004 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 31,004 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,004**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.464%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 19 of 22 Pages

This Statement constitutes Amendment No. 3 to the Schedule 13D originally filed on July 15, 2005 and amended and restated on February 28, 2006 (Amendment No. 1) and March 10, 2006 (Amendment No. 2).  All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

This Amendment No. 3 is being filed to, among other things, report that the Reporting Persons have no common intentions at the present time and no longer constitute a "group" as defined in Rule 13d-5(b) of the Exchange Act.  Accordingly, this Amendment No. 3 is the final amendment to the Schedule 13D to be filed by the Filing Persons and constitutes an exit filing.

Item 1 is amended and restated in its entirety.

Item 1.     Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per share, (“Stock”) of Britton & Koontz Capital Corporation, a Mississippi corporation (the “Company”). The principal executive offices of the Company are located at 500 Main Street, Natchez, Mississippi 39120.

Item 2(a) is amended and restated as shown below.  Sections (b) - (f) remain unchanged.

Item 2.     Identity and Background

(a)          This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(2) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Bazile R. Lanneau, Jr., (ii) Jeri Jean M. Lanneau, (iii) Bazile R. Lanneau, (iv) Anna Rose M. Lanneau, (v) Keith P. Lanneau, (vi) Peggy M. Lanneau, (vii) Albert W. Metcalfe, (viii) Gay C. Metcalfe, (ix) Margaret M. Tuckley, (x) John C. Metcalfe, (xi) Deborah M. Aiken, (xii) Albert W. Metcalfe, Jr., (xiii) Susan M. Ray, (xiv) Sarah J. Lanneau, (xv) Bazile R. Lanneau, III, (xvi) Martin M. Lanneau and  (xvii) Jerold D. Krouse, ((i) through (xvii) being collectively, the “Filing Persons”). The Filing Persons have entered into a Joint Filing Agreement, dated as of March 10, 2006, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3.     Source and Amount of Funds or Other Consideration

No change.

Item 4 is amended and restated in its entirety.

Item 4.     Purpose of Transaction

The Filing Persons have filed this Schedule 13D to report that they have no common intentions at the present time and no longer constitute a “group” as defined in Rule 13d-5(b) of the Exchange Act; nor do the Filing Persons have any “control purpose” regarding the Company with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder.  This Amendment No. 3 is the final amendment to the Schedule 13D to be filed by the Filing persons and constitutes an exit filing.

The Filing Persons may subsequently make purchases or sales of shares of Stock on an individual basis.  Except as noted above, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D.

CUSIP No. 111091104	Page 20 of 22 Pages

Item 5 is amended and restated in its entirety.

Item 5.     Interest in Securities of the Company

(a) and (b)

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 2,117,966 reported as the number of outstanding shares as of August 1, 2006  on the Company’s Form 10-Q filed August 4, 2006.   The Filing Persons no longer constitute a group within the meaning of Section 13(d)(3) of the Act.  Total stock owned by the Filing Persons is 399,826**shares or 18.878%.

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein. Ownership of each of the individual Filing Persons is shown below.

Name of Filing Person	Number of Shares owned by Individual	Percent of outstanding securities.
Bazile R. Lanneau, Jr.	63,718	3.008%
Jeri Jean M. Lanneau	68	0.003%
Bazile R. Lanneau	34,669	1.637%
Anna Rose M. Lanneau	76,179	3.597%
Keith P. Lanneau	15,020	0.709%
Peggy M. Lanneau	31,852	1.504%
Albert W. Metcalfe	62,084	2.931%
Gay C. Metcalfe	12,316	0.582%
Deborah M. Aiken	11,014	0.520%
Albert W. Metcalfe, Jr.	10,354	0.489%
Susan M. Ray	11,760	0.555%
Margaret M. Tuckley	12,776	0.603%
John C. Metcalfe	10,136	0.479%
Martin M. Lanneau	12,380	0.585%
Sarah J. Lanneau	2,248	0.106%
Bazile R. Lanneau, III	2,248	0.106%
Jerold D. Krouse	31,004	1.464%
TOTAL

Each individual listed above has sole power to vote and dispose of that individual’s shares.

(c)          None of the Filing Persons have made purchases of Common Stock in the past 60 days.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.  Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

(e)          The Filing Persons ceased to be beneficial owners of more than five percent of the Stock effective with the filing of this amended Schedule 13D.

CUSIP No. 111091104	Page 21 of 22 Pages

Item 6 is amended and restated in its entirety.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None.

Item 7.     Material to be Filed as Exhibits

Exhibit	Description
1	Amended & Restated Joint Filing Agreement, incorporated by reference to Exhibit 1 to Schedule 13D (Amendment No. 2) filed with the Commission on March 10, 2006.
2	Limited Powers of Attorney, incorporated by reference to Exhibit 2 to Schedule 13D (Amendment No. 2) filed with the Commission on March 10, 2006.

CUSIP No. 111091104	Page 22 of 22 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 31, 2006

Bazile R. Lanneau, Jr. /s/ Bazile R. Lanneau, Jr.	Albert W. Metcalfe By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact

Jeri Jean M. Lanneau By: /s/ Bazile R. Lanneau, Jr.	Gay C. Metcalfe By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Bazile R. Lanneau, Jr., Attorney-in-Fact

Bazile R. Lanneau By: /s/ Bazile R. Lanneau, Jr.	Deborah M. Aiken By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Bazile R. Lanneau, Jr., Attorney-in-Fact

Anna Rose M. Lanneau By: /s/ Bazile R. Lanneau, Jr.	Albert W. Metcalfe, Jr. By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Bazile R. Lanneau, Jr., Attorney-in-Fact

Keith P. Lanneau By: /s/ Bazile R. Lanneau, Jr.	Susan M. Ray By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Bazile R. Lanneau, Jr., Attorney-in-Fact

Peggy M. Lanneau By: /s/ Bazile R. Lanneau, Jr.	Martin M. Lanneau By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Bazile R. Lanneau, Jr., Attorney-in-Fact

Margaret M. Tuckley By: /s/ Bazile R. Lanneau, Jr.	Sarah J. Lanneau By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Bazile R. Lanneau, Jr., Attorney-in-Fact

John C. Metcalfe By: /s/ Bazile R. Lanneau, Jr.	Bazile R. Lanneau, III By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Bazile R. Lanneau, Jr., Attorney-in-Fact

Jerold D. Krouse By: /s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact